ROYAL INVEST INTERNATIONAL CORP.
116 Court Street, Suite 707
P.O. Box 1666
New Haven, Connecticut 06507

 Mail Stop 3010

February 12, 2010

Filed via EDGAR

Ms. Cicely LaMothe, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Royal Invest International Corp.
           File No. 000-27097
           Form 10-K for the year ended December 31, 2008
                   Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009

Dear Ms. LaMothe:

Note 5 – Real Estate Transactions, page 36

The number of shares disclosed in the financial statements agrees with the contractual terms of the agreements.  The difference between the shares disclosed in the financial statements and the shares held by controlling shareholders subsequent to the transactions as mentioned in our response of January 8, 2010 arises in the fact the shares due ECM Hoff Holding BV (“ECM Hoff) were split among ECM Hoff and other parties as payment of obligations owed by ECM Hoff at the time the properties were acquired.  We will revise our disclosure in future filings if required.

As there was no change in control we will revise our disclosure in future filings to clarify that there has not been a change in control of the Company as a result of the transactions.

In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Jerry Gruenbaum
Jerry Gruenbaum
Chief Executive Officer

cc: Jorge L. Bonilla, Senior taff Accountant